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                                                                    EXHIBIT 99.1


[PGS LOGO]                                                        [VERITAS LOGO]


                     VERITAS DGC AND PETROLEUM GEO-SERVICES
                       SIGN AMENDMENT TO MERGER AGREEMENT


HOUSTON, TX AND OSLO, NORWAY - JUNE 21, 2002 - Veritas DGC Inc. (NYSE & TSE:
VTS) and Petroleum Geo-Services ASA ("PGS") (NYSE: PGO, OSE: PGS) today announced that the two companies have signed an amendment to the agreement reached on November 26, 2001 to combine the two companies.

The amendment provides for various changes to the November 2001 merger agreement, including the following:

         1) PGS shareholders will receive 0.38 shares of the new holding company for each PGS share or American Depositary Share and Veritas shareholders will receive one share of such new holding company to accomplish the combination. This exchange ratio will result in Veritas shareholders owning approximately 45% and PGS shareholders owning approximately 55% of the new company;

         2) Veritas will be entitled to nominate six of the proposed ten directors of the new company while PGS will be entitled to nominate four directors;

         3) David B. Robson, the Chief Executive Officer of Veritas, will be the Chief Executive Officer of the new company and Reidar Michaelsen, the Chairman and Chief Executive Officer of PGS, will be the Chairman of the Board;

         4) Matthew D. Fitzgerald, the Chief Financial Officer of Veritas, will be the Chief Financial Officer of the new company; and

         5) the transaction is conditioned on Veritas being treated as the acquiror for accounting purposes.

Several conditions to closing have been removed from the merger agreement including those related to PGS employment contracts and oil and gas prices. The closing condition related to Atlantis has been replaced by a right for either party to terminate the transaction during a brief period just prior to the commencement of the PGS exchange offer and the solicitation of proxies from the Veritas shareholders, upon a payment of $7.5 million, if one of the following events does not occur by that time: a) sale of the Atlantis subsidiary for at least $195 million; or b) receipt of a commitment for the placement or sale of equity or equity-linked securities that will yield proceeds to the new company of at least $200 million; or c) sale by PGS of other assets for at least $200 million, or d) a combination of equity commitments or asset sales of at least $200 million. Consequently, if neither party elects to exercise its termination right, the transaction

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will proceed even though none of the above events have occurred. The transaction remains conditioned upon, among other things, the approval of a majority of Veritas shareholders, listing of the new holding company's shares on the NYSE and customary regulatory approvals, most of which have already been obtained.
The transaction also requires 90 percent of PGS shareholders to exchange their shares for the new holding company's shares.

The companies expect the transaction to be completed late in the third quarter or early fourth quarter 2002. The new company also intends to pursue the listing of its shares on the Oslo and Toronto stock exchanges.

Commenting on the transaction Reidar Michaelsen, the Chairman and Chief Executive Officer of PGS, and Dave Robson, Chairman and Chief Executive Officer of Veritas, said, "While completing this transaction has been a challenge, the compelling benefits of a business combination for both companies have led all of the parties concerned to continue to work towards a solution that meets all of the major objectives. This amendment achieves those objectives. With the ongoing consolidation among our customers and the need to continue to make substantial investments in technology, people, equipment and data, this is an opportune time for this combination. We will be uniquely positioned to offer our customers a much broader array of sophisticated 2D, 3D and 4D geophysical data and services in highly prospective areas around the world. The new company will have a talent pool that is unparalleled in the industry and we will have the benefits of diversification with a world class production company that offers greater stability in cash flows throughout the cycles."

Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

In connection with the proposed combination transaction, Veritas and a newly formed holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and the new holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these

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documents (when they are available) and other documents filed by Veritas, PGS and the holding company with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from Veritas or PGS by calling Veritas at (832) 351-8821 or PGS at (281) 589-7935.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about the benefits of the combination, including broader product offerings of the combined company and cash flow stability. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. Factors discussed in PGS' and Veritas's periodic filings with the SEC, including their Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, could cause actual results to differ materially from those described in the forward-looking statements. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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PGS CONTACTS:
J. Chris Boswell, SVP & CFO
Sam R. Morrow, SVP Finance & Treasurer
Phone:  281-589-7935

Dag W. Reynolds, Director European IR
Phone:  +47 67 52 66 00

VERITAS CONTACTS:
Matthew Fitzgerald, SVP, CFO and Treasurer
Rene VandenBrand, VP Business Development
Mindy Ingle, Investor Relations
Phone: 832-351-8821